Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2015

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, in accordance with the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2015. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2015.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2015, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

/s/ John R. Gossling	/s/ Darren Entwistle

John R. Gossling	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 11, 2016	February 11, 2016

report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of income and other comprehensive income, consolidated statements of changes in owners’ equity and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2015 and 2014, and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 11, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 11, 2016

report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2015, of the Company and our report dated February 11, 2016, expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 11, 2016

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2015	2014
OPERATING REVENUES
Service		$11,590	$11,108
Equipment		840	819
Revenues arising from contracts with customers		12,430	11,927
Other operating income	6	72	75
		12,502	12,002
OPERATING EXPENSES
Goods and services purchased		5,532	5,299
Employee benefits expense	7	2,708	2,487
Depreciation	16	1,475	1,423
Amortization of intangible assets	17	434	411
		10,149	9,620
OPERATING INCOME		2,353	2,382
Financing costs	8	447	456
INCOME BEFORE INCOME TAXES		1,906	1,926
Income taxes	9	524	501
NET INCOME		1,382	1,425
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(4)	1
Foreign currency translation adjustment arising from translating financial statements of foreign operations		25	10
Change in unrealized fair value of available-for-sale financial assets		—	(4)
		21	7
Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		445	(445)
		466	(438)
COMPREHENSIVE INCOME		$1,848	$987
NET INCOME PER COMMON SHARE	11
Basic		$2.29	$2.31
Diluted		$2.29	$2.31

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		603	616
Diluted		604	618

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of financial position

As at December 31 (millions)	Note	2015	2014
ASSETS
Current assets
Cash and temporary investments, net		$223	$60
Accounts receivable	25(a)	1,428	1,483
Income and other taxes receivable		1	97
Inventories	25(a)	360	320
Prepaid expenses		213	199
Real estate joint venture advances	18(c)	66	—
Current derivative assets	4(h)	40	27
		2,331	2,186
Non-current assets
Property, plant and equipment, net	16	9,736	9,123
Intangible assets, net	17	9,985	7,797
Goodwill, net	17	3,761	3,757
Other long-term assets	25(a)	593	354
		24,075	21,031
		$26,406	$23,217

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$100	$100
Accounts payable and accrued liabilities	25(a)	1,990	2,019
Income and other taxes payable		108	2
Dividends payable	12	263	244
Advance billings and customer deposits	25(a)	760	753
Provisions	20	197	126
Current maturities of long-term debt	21	856	255
Current derivative liabilities	4(h)	2	—
		4,276	3,499
Non-current liabilities
Provisions	20	433	342
Long-term debt	21	11,182	9,055
Other long-term liabilities	25(a)	688	931
Deferred income taxes	9(b)	2,155	1,936
		14,458	12,264
Liabilities		18,734	15,763
Owners’ equity
Common equity	22	7,672	7,454
		$26,406	$23,217

Commitments and Contingent Liabilities	23

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

/s/ William A. MacKinnon	/s/ R.H. Auchinleck

William A. MacKinnon	R.H. Auchinleck
Director	Director

consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 22)				other
(millions except number of Common Shares)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total
Balance as at January 1, 2014		623,432,398	$5,296	$149	$2,539	$31	$8,015
Net income		—	—	—	1,425	—	1,425
Other comprehensive income	10	—	—	—	(445)	7	(438)
Dividends	12	—	—	—	(935)	—	(935)
Share option award expense	13(a)	—	—	3	—	—	3
Common Shares issued pursuant to share option award net-equity settlement feature	13(b)	1,447,207	11	(11)	—	—	—
Normal course issuer bid purchase of Common Shares		(15,855,171)	(135)	—	(480)	—	(615)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(b)
Reversal of opening liability		—	18	—	57	—	75
Recognition of closing liability		—	(15)	—	(60)	—	(75)
Other		—	—	—	(1)	—	(1)
Balance as at December 31, 2014		609,024,434	$5,175	$141	$2,100	$38	$7,454
Balance as at January 1, 2015		609,024,434	$5,175	$141	$2,100	$38	$7,454
Net income		—	—	—	1,382	—	1,382
Other comprehensive income	10	—	—	—	445	21	466
Dividends	12	—	—	—	(1,011)	—	(1,011)
Share option award expense	13(a)	—	—	1	—	—	1
Common Shares issued pursuant to share option award net-equity settlement feature	13(b)	885,783	7	(7)	—	—	—
Normal course issuer bid purchase of Common Shares		(15,610,462)	(133)	—	(502)	—	(635)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	22(b)
Reversal of opening liability		—	15	—	60	—	75
Recognition of closing liability		—	(14)	—	(46)	—	(60)
Balance as at December 31, 2015		594,299,755	$5,050	$135	$2,428	$59	$7,672

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2015	2014
OPERATING ACTIVITIES
Net income		$1,382	$1,425
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,909	1,834
Deferred income taxes	9	68	188
Share-based compensation expense, net	13(a)	(38)	74
Net employee defined benefit plans expense	14(b),(g)	118	87
Employer contributions to employee defined benefit plans		(94)	(88)
Other		(17)	(49)
Net change in non-cash operating working capital	25(b)	214	(64)
Cash provided by operating activities		3,542	3,407
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(2,522)	(2,373)
Cash payments for spectrum licences		(2,048)	(1,171)
Cash payments for acquisitions and related investments	25(b)	(10)	(49)
Real estate joint ventures advances and contributions	18(c)	(50)	(57)
Real estate joint venture receipts	18(c)	98	4
Proceeds on dispositions		52	7
Other		3	(29)
Cash used by investing activities		(4,477)	(3,668)
FINANCING ACTIVITIES
Dividends paid to holders of Common Shares	25(b)	(992)	(913)
Purchase of Common Shares for cancellation	22(b), 25(b)	(628)	(612)
Issuance and repayment of short-term borrowings	19	—	(300)
Long-term debt issued	21, 25(b)	9,219	7,273
Redemptions and repayment of long-term debt	21, 25(b)	(6,486)	(5,450)
Other		(15)	(13)
Cash provided (used) by financing activities		1,098	(15)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		163	(276)
Cash and temporary investments, net, beginning of period		60	336
Cash and temporary investments, net, end of period		$223	$60
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	25(b)	$(458)	$(412)
Interest received		$24	$2
Income taxes paid, net		$(256)	$(464)

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

DECEMBER 31, 2015

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; and business process outsourcing.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

notes to consolidated financial statements

1                                         summary of significant accounting policies

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. The date of our transition to IFRS-IASB was January 1, 2010, and the date of our adoption was January 1, 2011.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances where we have been obligated to choose from among various generally accepted accounting principle-compliant accounting policies. In certain other instances, including where no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In our assessment, all of our required accounting policy disclosures are not equally significant for us, as set out in the accompanying table; their relative significance to us will evolve over time as we do.

These consolidated financial statements for each of the years ended December 31, 2015 and 2014, were authorized by our Board of Directors for issue on February 11, 2016.

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Consolidation		X
(b) Use of estimates and judgments	X
(c) Financial instruments — recognition and measurement		X
(d) Hedge accounting		X
Results of operations focused
(e) Revenue recognition	X
(f) Government assistance		X
(g) Cost of acquisition and advertising costs		X
(h) Research and development		X
(i) Leases		X
(j) Depreciation, amortization and impairment	X
(k) Translation of foreign currencies		X
(l) Income and other taxes	X
(m) Share-based compensation		X
(n) Employee future benefit plans	X
Financial position focused
(o) Cash and temporary investments, net		X
(p) Sales of trade receivables		X
(q) Inventories		X
(r) Property, plant and equipment; intangible assets	X
(s) Investments		X

(a)         Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal one of which is TELUS Communications Inc., in which we have a 100% equity interest. Currently, through a 100% equity interest in each of the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of our wireless and wireline segments’ operations.

Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)         Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

notes to consolidated financial statements

Estimates

Examples of the significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•                  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•                  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue. See Note 2 for significant changes to IFRS-IASB that are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of our revenues presented as either service or equipment.

•                  We must make judgments about when we have satisfied our performance obligations to our customers, satisfied either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered and accepted by the end-user customers (see (e) following).

•                  Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third-party re-sellers delivering equipment to our customers are acting in the transaction as principals or as our agents. Upon due consideration of the relevant indicators, we believe the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions as we are the primary obligor to the end-user customers.

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

notes to consolidated financial statements

•                  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segmented information, Note 5). A significant judgment we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered both operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations continue to converge, it may become impractical, if not impossible, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business or discrete operating segments; rather, they could each become a group of similar products and services.

As well, if it were to become impractical to distinguish between our wireless and wireline cash flows, which would be evidence of their interdependence, this could result in the unification of the current wireless cash-generating unit and the current wireline cash-generating unit as a single cash-generating unit for impairment testing purposes.

•                  The view that our spectrum licences granted by the Canadian Department of Innovation, Science and Economic Development (formerly Industry Canada) will likely be renewed by the Canadian Department of Innovation, Science and Economic Development; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, they have an indefinite life, as discussed further in Note 17(b).

•                  In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances where we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date, and our continuous development. There are instances where similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the discounted cash flow projections that are used in the annual impairment testing, as discussed further in Note 17(c).

•                  In respect of claims and lawsuits, as discussed further in Note 23(c), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(c)          Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income [1,2]	Loans and receivables	Available- for-sale [3]	Amortized cost	Part of a cash flow hedging relationship [3]
Measured at amortized cost
Accounts receivable		X
Construction credit facilities advances to real estate joint ventures		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Long-term investments (not subject to significant influence) [4]			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X

(1)         Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if we so choose.

(2)         Unrealized changes in the fair values of financial instruments are included in net income.

(3)         Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income.

(4)         Long-term investments over which we do not have significant influence are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, we determine the classification on an instrument-by-instrument basis at the time of initial recognition.

•                  Trade receivables that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. We have selected this classification as the benefits of selecting the available-for-sale classification were not expected to exceed the costs of selecting and implementing that classification.

notes to consolidated financial statements

•                  Long-term investments over which we do not have significant influence are accounted for as available-for-sale. We have selected this classification as we believe that it better reflects management’s investment intentions.

•                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, which in our specific instance may include those related to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. We have selected this method as we believe that it results in a better matching with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•                  Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•                  Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

(d)         Hedge accounting

General

We apply hedge accounting to the financial instruments used to: establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments and debt repayments, as set out in Note 4(d); and fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4(f) and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 10.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our Common Shares at the statement of financial position date and the price of our Common Shares in the hedging items.

notes to consolidated financial statements

(e)          Revenue recognition

General

We earn the majority of our revenues (wireless: network revenues (voice and data); wireline: data revenues (which include: Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions) and voice revenues) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenues (wireless equipment and other) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated among the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then our relevant revenue recognition policies are applied to the accounting units. (We estimate that more than two-thirds of our revenues arise from multiple element arrangements.) A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon either delivering additional items or meeting other specified performance conditions. Our view is that the limitation cap results in a faithful depiction of the transfer of services and products, as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products, while also reflecting the related cash flows; however, a new revenue accounting standard, which has not yet been applied and must be adopted by January 1, 2018, prohibits the use of a limitation cap, as discussed further in Note 2.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple element arrangements, their relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-generating transaction.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We use the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we provide in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. With respect to wireless handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customer. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC in 2002 as an alternative to mandating price reductions. We use the notes to consolidated financial statements

liability method of accounting for the deferral account. We discharge the deferral account liability by undertaking qualifying actions. We recognize the amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed. Such amortization is included as a component of government assistance in Other operating income, as set out in Note 6.

(f)           Government assistance

We recognize government assistance amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance amounts are included in the Consolidated statements of income and other comprehensive income as Other operating income.

(g)         Cost of acquisition and advertising costs

The total cost of wireless hardware sold to customers and any commissions and advertising and promotion costs related to the initial customer acquisition are expensed as incurred; the cost of hardware we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of acquiring customers that are expensed are included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the related commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts. See Note 2 for significant changes to IFRS-IASB that are not yet effective and have not yet been applied, but will significantly affect the timing of the recognition of operating lease expenses, their recognition on the Consolidated statement of financial position, as well as their classification in both the Consolidated statement of income and other comprehensive income and the Consolidated statement of cash flows.

Where we are the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2015, real estate and vehicle operating lease expenses, which are net of the amortization of deferred gains on the sale-leaseback of buildings and the occupancy costs associated with leased real estate, were $227 million (2014 — $222 million); occupancy costs associated with leased real estate totalled $88 million (2014 — $85 million).

(j)            Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (b), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Estimated useful lives for the majority of our property, plant and equipment subject to depreciation are as follows:

Estimated useful lives [1]
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 17 years
Wireless site equipment	5 to 10 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)         The composite depreciation rate for the year ended December 31, 2015, was 4.8% (2014 — 4.8%). The rate is calculated by dividing depreciation expense by an average of the gross book value of depreciable assets over the reporting period.

notes to consolidated financial statements

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	25 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	2 to 7 years
Access to rights-of-way and other	5 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs to sell); as referred to in (b), this is a significant estimate for us. Impairment losses are immediately recognized to the extent that the carrying value of an asset or cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as our annual test date.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to the carrying values of our cash-generating units (including the intangible assets with indefinite lives allocated to a cash-generating unit, but excluding any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of intangible assets with indefinite lives.

Subsequent to assessing our intangible assets with indefinite lives, we then assess our goodwill by comparing the recoverable amounts of our cash-generating units to the carrying values of our cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to a cash-generating unit). To the extent that the carrying value of the cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would first be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.

We have determined that our current cash-generating units are our currently reportable segments, wireless and wireline, as the reportable segments, which are also our operating segments (see Note 5), are the smallest identifiable groups of assets that generate net cash inflows which are largely independent of each other.

(k)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances, as further discussed in (d) preceding.

We have foreign subsidiaries that do not have the Canadian dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into Canadian dollars subsequent to January 1, 2010, are reported as a component of other comprehensive income, as set out in Note 10.

(l)            Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.

notes to consolidated financial statements

Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We only recognize Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9(c).

(m)     Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; this estimate is adjusted to reflect actual experience.

Share option awards

For share option awards granted after 2001, a fair value is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards that have a net-equity settlement feature, as set out in Note 13(b), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Restricted stock units

In respect of restricted stock units without market performance conditions, as set out in Note 13(c), we accrue a liability equal to the product of the number of vesting restricted stock units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). Similarly, we accrue a liability for the notional subset of our restricted stock units with market performance conditions using a fair value determined using a Monte Carlo simulation. The expense for restricted stock units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

(n)         Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 8.

An amount reflecting the effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 10 and Note 14. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

notes to consolidated financial statements

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate; as referred to in (b), these are significant estimates for us. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the amount of the cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 19.

(p)         Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

(q)         Inventories

Our inventories consist primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed, internal-use software, recorded historical cost includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 8. The rate for calculating the capitalized financing cost is based on our weighted average cost of borrowing experienced during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated statements of income and other comprehensive income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 20, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

notes to consolidated financial statements

(s)           Investments

We account for our investments in companies over which we have significant influence using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed.

Similarly, we account for our interests in the real estate joint ventures, discussed further in Note 18, using the equity method of accounting. Unrealized gains and losses from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other investments as available-for-sale at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our available-for-sale investments at their fair values, we use the cost basis of accounting whereby the investments are initially recorded at cost and earnings from those investments are recognized only to the extent received or receivable. The costs of investments sold or the amounts reclassified from other comprehensive income to earnings are determined on a specific-identification basis.

Unless there is a significant or prolonged decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to their estimated fair values, and the amount of any such adjustment would be included in the Consolidated statements of income and other comprehensive income as a component of other comprehensive income. When there is a significant or prolonged decline in the value of an investment, the carrying value of any such investment accounted for using the equity, available-for-sale or cost method is reduced to its estimated fair value, and the amount of any such reduction would be included in the Consolidated statements of income and other comprehensive income as Other operating income.

2                 accounting policy developments

Standards, interpretations and amendments to standards not yet effective and not yet applied

Based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards, unless otherwise indicated, and we are currently determining which date(s) we will select for initial compliance if earlier than the required compliance dates.

•                  Annual Improvements to IFRSs 2012-2014 Cycle are required to be applied for years beginning on or after January 1, 2016.

•                  IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018.

•                  IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board on July 22, 2015. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations including IAS 18, Revenue. We are currently assessing the impacts and transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition, the classification of revenue, the capitalization of costs of obtaining a contract with a customer and possibly the capitalization of the costs of contract fulfilment (as defined by the new standard). The timing of revenue recognition and the classification of our revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless segment. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as an asset. Although the underlying transaction economics would not differ, during periods of sustained notes to consolidated financial statements

growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware or promotional pricing plans will be similarly affected.

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard. The new standard will result in our wireless and wireline segments’ costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice of immediately expensing such costs.

Our operations and associated systems are complex and our accounting for millions of multi-year contracts with our customers will be affected. Significantly, in order to effect the associated accounting, incremental compilation of historical data will be necessary for the millions of already existing multi-year contracts with our customers that are expected to be in-scope for purposes of transitioning to the new standard. Our current estimate of the time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) we will need to have in place in order to comply with the new standard extends into mid-2017. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

•                  In January 2016 the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to improve the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including for most leases which would be currently accounted for as operating leases. Leases with durations of 12 months or less and leases for low-value assets are both exempted. As set out in Note 23(a), we currently have significant operating lease commitments.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would be currently accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term. The presentation on the statement of income and other comprehensive income required by the new standard will result in most lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities rather than as being a part of goods and services purchased.

Relative to the results of applying the current standard, the lessee’s statement of cash flows will reflect increased operating activity cash flows equally offset by decreased financing activity cash flows due to the payment of the “principal” component of leases, which would be currently accounted for as operating leases, being presented as a cash flow use within financing activities under the new standard.

We are currently assessing the impacts and transition provisions of the new standard, but we expect that our Consolidated statement of financial position will be materially affected, as will be debt-related and operation-related financial metrics. At this time it is not possible to make reasonable quantitative estimates of the effects of the new standard.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

notes to consolidated financial statements

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) — excluding restructuring and other costs; and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes long-term debt prepayment premium and income tax-related adjustments.

During 2015, our financial objectives, which are reviewed annually and which were unchanged from 2014 other than for a revision to our debt ratio long-term objective, included maintaining the financial objectives set out in the following table. We believe that our financial objectives are supportive of our long-term strategy.

As at, or 12-month periods ended, December 31 ($ in millions)	Objective	2015	2014
Components of debt and coverage ratios
Net debt [1]		$11,953	$9,393
EBITDA — excluding restructuring and other costs [2]		$4,488	$4,291
Net interest cost [3]		$465	$453
Debt ratio
Net debt to EBITDA — excluding restructuring and other costs	2.00 – 2.50 [4]	2.66	2.19
Coverage ratios
Earnings coverage [5]		4.8	5.3
EBITDA — excluding restructuring and other costs interest coverage [6]		9.7	9.5
Other measures
Dividend payout ratio of adjusted net earnings [7]		73%	66%
Dividend payout ratio	65%–75% [8]	73%	66%

(1)         Net debt is calculated as follows:

As at December 31	Note	2015	2014
Long-term debt	21	$12,038	$9,310
Debt issuance costs netted against long-term debt		52	43
Derivative assets, net		(14)	—
Cash and temporary investments, net		(223)	(60)
Short-term borrowings	19	100	100
Net debt		$11,953	$9,393

(2)         EBITDA — excluding restructuring and other costs is calculated as follows:

Years ended December 31	Note	2015	2014
EBITDA	5	$4,262	$4,216
Restructuring and other costs	15	226	75
EBITDA — excluding restructuring and other costs		$4,488	$4,291

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term objective range for this ratio is 2.00 — 2.50 times. The ratio as at December 31, 2015, is outside the long-term objective range. In the short term, we may permit this ratio to go outside the objective range (for long-term investment opportunities), but will endeavor to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. We are well in compliance with our credit facilities leverage ratio covenant which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 21(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

notes to consolidated financial statements

(5)         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium); and adding back capitalized interest.

(6)         EBITDA — excluding restructuring and other costs interest coverage is defined as EBITDA — excluding restructuring and other costs divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Adjusted net earnings attributable to Common Shares is calculated as follows:

12-month periods ended December 31	2015	2014
Net income	$1,382	$1,425
Long-term debt prepayment premium, after income tax	—	10
Income tax-related adjustments	1	(6)
Adjusted net earnings attributable to Common Shares	$1,383	$1,429

(8)         Our target guideline for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis.

Net debt to EBITDA — excluding restructuring and other costs was 2.66 times at December 31, 2015, up from 2.19 times one year earlier. The increase in net debt, primarily due to the purchase of spectrum licences (see Note 17(a)), was partly offset by growth in EBITDA — excluding restructuring and other costs. The earnings coverage ratio for the twelve-month period ended December 31, 2015, was 4.8 times, down from 5.3 times one year earlier. Higher borrowing costs reduced the ratio by 0.4, while a decline in income before borrowing costs and income taxes reduced the ratio by 0.1. The EBITDA — excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2015, was 9.7 times, up from 9.5 times one year earlier. Growth in EBITDA — excluding restructuring and other costs increased the ratio by 0.4, while an increase in net interest costs reduced the ratio by 0.2.

4                 financial instruments

(a)         Risks — overview

Our financial instruments, and the nature of certain risks to which they may be subject are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Long-term investments (not subject to significant influence) [1]			X		X
Foreign exchange derivatives [2]	X	X	X
Share-based compensation derivatives [2]	X	X			X

(1)         Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured.

(2)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (d)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2015	2014
Cash and temporary investments, net	$223	$60
Accounts receivable	1,428	1,483
Derivative assets	40	31
	$1,691	$1,574

notes to consolidated financial statements

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Consolidated statements of financial position. As at December 31, 2015, the weighted average age of customer accounts receivable was 28 days (2014 — 29 days) and the weighted average age of past-due customer accounts receivable was 62 days (2014 — 62 days). Any late payment charges are levied, at an industry-based market or negotiated rate, on outstanding non-current customer account balances.

As at December 31 (millions)	Note	2015	2014
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$823	$833
30-60 days past billing date		208	214
61-90 days past billing date		52	55
More than 90 days past billing date		64	68
		$1,147	$1,170
Customer accounts receivable	25(a)	$1,199	$1,214
Allowance for doubtful accounts		(52)	(44)
		$1,147	$1,170

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2015	2014
Balance, beginning of period	$44	$40
Additions (doubtful accounts expense)	55	44
Net use	(47)	(40)
Balance, end of period	$52	$44

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•                  maintaining bilateral bank facilities (Note 19) and a syndicated credit facility (Note 21(d));

•                  maintaining an agreement to sell trade receivables to an arm’s-length securitization trust (Note 19);

•                  maintaining a commercial paper program (Note 21(c));

•                  maintaining an in-effect shelf prospectus;

•                  continuously monitoring forecast and actual cash flows; and

notes to consolidated financial statements

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 21(f). As at December 31, 2015, we could offer $250 million (2014 — $3.0 billion) of debt or equity securities pursuant to a shelf prospectus that is in effect until December 2016. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
As at	Non-interest		Construction	Composite long-term debt
December 31,	bearing		credit facilities	Long-term	Currency swap agreement			Currency swap agreement
2015	financial	Short-term	commitment	debt [1]	amounts to be exchanged [3]			amounts to be exchanged
(millions)	liabilities	borrowings [1]	(Note 18) [2]	(Note 21)	(Receive)	Pay	Other	(Receive)	Pay	Total
2016
First quarter	$1,239	$—	$131	$378	$(256)	$242	$—	$(109)	$100	$1,725
Balance of year	656	101	—	975	—	—	4	(306)	290	1,720
2017	28	—	—	1,174	—	—	9	—	—	1,211
2018	8	—	—	705	—	—	—	—	—	713
2019	6	—	—	1,453	—	—	—	—	—	1,459
2020	6	—	—	1,402	—	—	—	—	—	1,408
Thereafter	6	—	—	12,057	—	—	—	—	—	12,063
Total	$1,949	$101	$131	$18,144	$(256)	$242	$13	$(415)	$390	$20,299
				Total(Note 21(f))		$18,130

(1)       Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2015.

(2)       The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2018.

(3)       The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2015. The U.S. dollar denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
	Non-interest		Construction
	bearing		credit facilities		Currency swap agreement
	financial	Short-term	commitment	Long-term debt [1]	amounts to be exchanged
As at December 31, 2014 (millions)	liabilities	borrowings [1]	(Note 18) [2]	(Note 21)	(Receive)	Pay	Total
2015
First quarter	$1,195	$—	$85	$214	$(49)	$47	$1,492
Balance of year	604	1	—	471	(114)	111	1,073
2016	6	102	—	1,011	—	—	1,119
2017	9	—	—	1,083	—	—	1,092
2018	4	—	—	365	—	—	369
2019	3	—	—	1,365	—	—	1,368
Thereafter	7	—	—	9,696	—	—	9,703
Total	$1,828	$103	$85	$14,205	$(163)	$158	$16,216

(1)         Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2014.

(2)         The drawdowns on the construction credit facilities were expected to occur as construction progresses through 2016.

(d)         Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions, commitments and commercial paper.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, construction credit facility advances made to the real estate joint ventures, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

notes to consolidated financial statements

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint ventures is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities (Note 21(d)), is fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f)           Other price risk

Provisions

We are exposed to other price risk arising from written put options provided for non-controlling interests.

Long-term investments

We are exposed to equity price risk arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2015 and 2014, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2015	2014	2015	2014	2015	2014
Reasonably possible changes in market risks [1]
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(25)	$(12)	$(8)	$—	$(33)	$(12)
Canadian dollar depreciates	$25	$11	$8	$—	$33	$11
25% [2] change in Common Share price [3]
Price increases	$(9)	$(10)	$12	$14	$3	$4
Price decreases	$5	$8	$(12)	$(14)	$(7)	$(6)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

notes to consolidated financial statements

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a twelve-month data period and calculated on a monthly basis, the volatility of our Common Share price as at December 31, 2015, was 14.1% (2014 — 14.4%).

(3)         The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2015	2014	2015	2014	2015	2014	2015	2014
Assets
Foreign exchange derivatives	$40	$4	$—	$—	$40	$4	$—	$—
Share-based compensation derivatives	—	27	—	—	—	27	—	—
Available-for-sale portfolio investments	30	26	2	5	28	21	—	—
	$70	$57	$2	$5	$68	$52	$—	$—
Liabilities
Share-based compensation derivatives	$11	$—	$—	$—	$11	$—	$—	$—

notes to consolidated financial statements

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

			2015		2014
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Notional amount	Fair value and carrying value
Current Assets [1]
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT [2]	2016	$115	$15	$109	$4
Currency risks arising from U.S. dollar denominated purchases	HFH [3]	2016	$161	11	$—	—
Currency risks arising from U.S. dollar revenues	HFT [2]	2016	$62	—	$30	—
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2015	$—	—	$91	23
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	HFH [3]	2016	$243	14	$—	—
				$40		$27
Other Long-Term Assets [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2016	$—	$—	$64	$4
Current Liabilities [1]
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT [2]	2016	$31	$—	$—	$—
Currency risks arising from U.S. dollar denominated purchases	HFH [3]	2016	$11	—	$—	—
Currency risks arising from U.S. dollar revenues	HFT [2]	2016	$8	—	$19	—
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2016	$71	2	$—	—
				$2		$—
Other Long-Term Liabilities [1]
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH [3]	2017	$68	$9	$—	$—

(1)         Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	2015		2014
As at December 31 (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 21)	$12,038	$12,575	$9,310	$10,143

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain reclassified from other comprehensive income to income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Years ended December 31 (millions)	2015	2014	Location	2015	2014
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$12	$—	Goods and services purchased	$2	$2
Changes in share-based compensation costs (Note 13(c))	(15)	20	Employee benefits expense	—	17
Currency risks arising from U.S. dollar denominated commercial paper (Note 21(c))	14	—	Financing costs	14	—
	$11	$20		$16	$19

notes to consolidated financial statements

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

		Gain recognized in income on derivatives
Years ended December 31 (millions)	Location	2015	2014
Derivatives used to manage currency risks	Financing costs	$10	$4

5                                         segmented information

General

The operating segments that are regularly reported to our Chief Executive Officer (our chief operating decision-maker) are wireless and wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operating results of which are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. As referred to in Note 1(b), segmentation represents a significant judgment for us.

As we do not currently aggregate operating segments, our reportable segments are also wireless and wireline. The wireless segment includes network revenues (data and voice) and equipment sales. The wireline segment includes data revenues (which includes Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; and certain healthcare solutions), voice revenues, and other telecommunications services revenues, excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision-maker.

Years ended December 31	Wireless	Wireline	Eliminations	Consolidated
(millions)	2015	2014	2015	2014	2015	2014	2015	2014
Operating revenues
External revenue	$6,933	$6,587	$5,569	$5,415	$—	$—	$12,502	$12,002
Intersegment revenue	61	54	174	175	(235)	(229)	—	—
$6,994	$6,641	$5,743	$5,590	$(235)	$(229)	$12,502	$12,002
EBITDA [1]	$2,806	$2,727	$1,456	$1,489	$—	$—	$4,262	$4,216
CAPEX, excluding spectrum licences [2]	$893	$832	$1,684	$1,527	$—	$—	$2,577	$2,359
Operating revenues (above)	$12,502	$12,002
Goods and services purchased	5,532	5,299
Employee benefits expense	2,708	2,487
EBITDA (above)	4,262	4,216
Depreciation	1,475	1,423
Amortization	434	411
Operating income	2,353	2,382
Financing costs	447	456
Income before income taxes	$1,906	$1,926

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision-maker.

notes to consolidated financial statements

6                 other operating income

Years ended December 31 (millions)	Note	2015	2014
Government assistance, including deferral account amortization		$48	$55
Investment (loss)		(5)	(2)
Interest income	18(c)	3	3
Gain on disposal of assets and other		26	19
		$72	$75

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such amounts received in Other operating income.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to partially offset the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payments are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2015, our subsidy receipts were $22 million (2014 — $23 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2015 was 0.55% and the interim rate for 2016 has been set at 0.56%. For the year ended December 31, 2015, our contributions to the central fund, which are accounted for as goods and services purchased, were $26 million (2014 — $28 million).

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2015, we recorded $8 million (2014 — $7 million).

7                 employee benefits expense

Years ended December 31 (millions)	Note	2015	2014
Employee benefits expense — gross
Wages and salaries		$2,537	$2,424
Share-based compensation [1]	13	125	120
Pensions — defined benefit	14(b)	118	86
Pensions — defined contribution	14(f)	90	84
Other defined benefits	14(g)	—	1
Restructuring costs [1]	15(b)	156	54
Other		149	151
		3,175	2,920
Capitalized internal labour costs
Property, plant and equipment		(319)	(293)
Intangible assets subject to amortization		(148)	(140)
		(467)	(433)
		$2,708	$2,487

(1)         For the year ended December 31, 2015, $7 of share-based compensation was included in restructuring costs (2014 — $NIL).

notes to consolidated financial statements

8                 financing costs

Years ended December 31 (millions)	Note	2015	2014
Interest expense
Interest on long-term debt — gross		$498	$433
Capitalized long-term debt interest [1]		(45)	—
Interest on long-term debt — net		453	433
Interest on short-term borrowings and other		5	5
Interest accretion on provisions	20	12	8
Long-term debt prepayment premium [2]		—	13
		470	459
Employee defined benefit plans net interest	14(b),(g)	27	3
Foreign exchange		(25)	(4)
		472	458
Interest income
Interest on income tax refunds		(23)	—
Other		(2)	(2)
		(25)	(2)
		$447	$456

(1)         Long-term debt interest at a composite rate of 3.31% was capitalized to intangible assets with indefinite lives.

(2)         On August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our 5.95% Notes, Series CE.

9                 income taxes

(a)         Expense composition and rate reconciliation

Years ended December 31 (millions)	2015	2014
Current income tax expense (recovery)
For current reporting period	$553	$340
Adjustments recognized in the current period for income tax of prior periods	(97)	(27)
	456	313
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(47)	167
Revaluation of deferred income tax liability to reflect future statutory income tax rates	48	—
Adjustments recognized in the current period for income tax of prior periods	67	21
	68	188
	$524	$501

Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2015		2014
Income taxes computed at applicable statutory rates	$505	26.5%	$504	26.2%
Revaluation of deferred income tax liability to reflect future income tax rates	48	2.5	—	—
Adjustments recognized in the current period for income tax of prior periods	(30)	(1.6)	(6)	(0.4)
Other	1	0.1	3	0.2
Income tax expense per Consolidated statements of income and other comprehensive income	$524	27.5%	$501	26.0%

Our applicable statutory rate is the aggregate of the following:

Years ended December 31	2015	2014
Basic federal rate	14.4%	14.7%
Weighted average provincial rate	10.8	10.9
Non-Canadian jurisdictions	1.3	0.6
	26.5%	26.2%

(b)         Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations and legislation are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the Consolidated statements of income and other comprehensive income are estimated as follows:

notes to consolidated financial statements

(millions)	Property, plant and equipment and intangible assets subject to amortization	Intangible assets with indefinite lives	Partnership income unallocated for income tax purposes	Net pension and share- based compensation amounts	Reserves not currently deductible	Losses available to be carried forward [1]	Other	Net deferred income tax liability
As at January 1, 2014	$540	$1,235	$398	$(18)	$(90)	$(154)	$(20)	$1,891
Recognized in
Net income	61	38	(39)	(19)	(23)	147	23	188
Other comprehensive income	—	—	—	(157)	—	—	—	(157)
Business acquisitions and other	—	16	—	—	(22)	2	18	14
As at December 31, 2014	601	1,289	359	(194)	(135)	(5)	21	1,936
Recognized in
Net income	184	91	(164)	(5)	(25)	2	(15)	68
Other comprehensive income	—	—	—	154	—	—	(3)	151
As at December 31, 2015	$785	$1,380	$195	$(45)	$(160)	$(3)	$3	$2,155

(1)   We expect to be able to utilize our non-capital losses prior to expiry.

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although we are in a position to control the timing and manner of the reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, we recognize potential taxes for repatriation of certain unremitted earnings of our non-Canadian subsidiaries.

(c)          Other

We have net capital losses and such losses may only be applied against realized taxable capital gains. We expect to include a net capital loss carry-forward of $4 million (2014 — $3 million) in our Canadian income tax returns. During the year ended December 31, 2015, we recognized the benefit of $3 million (2014 — $1 million) of net capital losses.

We conduct research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2015, we recorded Investment Tax Credits of $6 million (2014 — $9 million). Of this amount, $4 million (2014 — $6 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(i))			Cumulative	Change in unrealized fair
(millions)	Gains (losses) arising	Prior period (gains) losses transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements [1]	Other comp. income
Accumulated balance as at January 1, 2014			$3	$8	$20	$31
Other comprehensive income (loss)
Amount arising	$20	$(19)	1	10	(4)	7	$(602)	$(595)
Income taxes	$5	$(5)	—	—	—	—	(157)	(157)
Net			1	10	(4)	7	$(445)	$(438)
Accumulated balance as at December 31, 2014			4	18	16	38
Other comprehensive income (loss)
Amount arising	$11	$(16)	(5)	25	—	20	$597	$617
Income taxes	$3	$(4)	(1)	—	—	(1)	152	151
Net			(4)	25	—	21	$445	$466
Accumulated balance as at December 31, 2015			$—	$43	$16	$59

notes to consolidated financial statements

(1)              The amounts presented as employee defined benefit plan re-measurements are comprised as follows:

	2015			2014
Years ended December 31	Defined benefit pension plans (Note 14(b))	Other defined benefit plans (Note14(g))	Total	Defined benefit pension plans (Note 14(b))	Other defined benefit plans (Note14(g))	Total
Actual return on plan assets greater (less) than discount rate	$139	$—	$139	$429	$—	$429
Re-measurements arising from:
Demographic assumptions	69	1	70	(67)	2	(65)
Financial assumptions	418	—	418	(984)	(2)	(986)
Changes in the effect of limiting the net defined benefit assets to the asset ceiling	(30)	—	(30)	20	—	20
	$596	$1	$597	$(602)	$—	$(602)

As at December 31, 2015, our estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $(1) million.

11        per share amounts

Basic net income per Common Share is calculated by dividing net income by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31 (millions)	2015	2014
Basic total weighted average number of Common Shares outstanding	603	616
Effect of dilutive securities
Share option awards	1	2
Diluted total weighted average number of Common Shares outstanding	604	618

For the years ended December 31, 2015 and 2014, no outstanding share option awards were excluded in the computation of diluted net income per Common Share.

12        dividends per share

(a)         Dividends declared

Years ended December 31 (millions except per share amounts)	2015				2014
	Declared		Paid to shareholders		Declared		Paid to shareholders
Common Share dividends	Effective	Per share		Total	Effective	Per share		Total
Quarter 1 dividend	Mar. 11, 2015	$0.40	Apr. 1, 2015	$243	Mar. 11, 2014	$0.36	Apr. 1, 2014	$224
Quarter 2 dividend	Jun. 10, 2015	0.42	Jul. 2, 2015	253	Jun. 10, 2014	0.38	Jul. 2, 2014	234
Quarter 3 dividend	Sep. 8, 2015	0.42	Oct. 1, 2015	252	Sep. 10, 2014	0.38	Oct. 1, 2014	233
Quarter 4 dividend	Dec. 11, 2015	0.44	Jan. 4, 2016	263	Dec. 11, 2014	0.40	Jan. 2, 2015	244
		$1.68		$1,011		$1.52		$935

On February 10, 2016, the Board of Directors declared a quarterly dividend of $0.44 per share on our issued and outstanding Common Shares payable on April 1, 2016, to holders of record at the close of business on March 11, 2016. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 11, 2016.

(b)         Dividend Reinvestment and Share Purchase Plan

General

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering Common Shares from Treasury or having the trustee acquire Common Shares in the stock market.

notes to consolidated financial statements

Reinvestment of dividends

We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the Plan. We opted to have the trustee acquire the Common Shares in the stock market with no discount offered. In respect of Common Share dividends declared during the year ended December 31, 2015, $59 million (2014 — $46 million) was to be reinvested in Common Shares.

Optional cash payments

Under the share purchase feature of the Plan, eligible shareholders can, on a monthly basis, make optional cash payments and purchase our Common Shares at the market price without brokerage commissions or service charges; such purchases are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

13        share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

	2015			2014
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$1	$—	$1	$3	$—	$3
Restricted stock units [1]	93	(132)	(39)	81	(10)	71
Employee share purchase plan	38	(38)	—	36	(36)	—
	$132	$(170)	$(38)	$120	$(46)	$74

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)). Within employee benefits expense (see Note 7), restricted stock unit expense of $86 (2014 — $81) is presented as share-based compensation and the balance is included in restructuring costs.

For the year ended December 31, 2015, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $27 million (2014 — $7 million). For the year ended December 31, 2015, the income tax benefit arising from share-based compensation was $35 million (2014 — $31 million).

(b)         Share option awards

We use share option awards as a form of retention and incentive compensation. Employees may receive options to purchase Common Shares at a price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. No share options were awarded in fiscal 2015 or 2014.

We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Our share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

notes to consolidated financial statements

The following table presents a summary of the activity related to our share option plan.

	2015		2014
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	4,667,422	$23.53	8,101,853	$23.03
Exercised [1]	(2,064,100)	$24.23	(3,252,373)	$22.07
Forfeited	(72,350)	$26.13	(108,366)	$26.80
Expired	(155,376)	$21.90	(73,692)	$28.24
Outstanding, end of period	2,375,596	$22.96	4,667,422	$23.53

(1)         The total intrinsic value of share option awards exercised for the year ended December 31, 2015, was $38 million (2014 — $57 million) (reflecting a weighted average price at the dates of exercise of $42.64 per share (2014 — $39.52 per share)). The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

The following is a life and exercise price stratification of our outstanding share options, all of which are vested, as at December 31, 2015.

Options outstanding and exercisable

				Total	Weighted average price
Range of option prices
Low	$14.91	$21.42	$28.56	$14.91
High	$18.92	$25.64	$31.69	$31.69
Year of expiry and number of options
2016	245,293	—	—	245,293	$15.30
2017	579,811	35,020	—	614,831	$16.66
2018	—	627,482	—	627,482	$23.29
2019	—	—	887,990	887,990	$29.21
	825,104	662,502	887,990	2,375,596
Weighted average remaining contractual life (years)	0.9	2.1	3.4	2.2
Weighted average price	$16.05	$23.20	$29.21	$22.96
Aggregate intrinsic value [1] (millions)	$18	$10	$8	$36

(1)         The aggregate intrinsic value is calculated based on the December 31, 2015, price of $38.26 per Common Share.

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one Common Share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding Common Share. The notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding Common Shares at the grant date. The restricted stock units generally become payable when vesting is completed and typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0% — 200%) depending upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date and thus the notional subset has been included in the presentation of our restricted stock units with only service conditions. The recurring estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance element is determined using a Monte Carlo simulation.

notes to consolidated financial statements

The following table presents a summary of our outstanding non-vested restricted stock units.

Number of non-vested restricted stock units as at December 31	2015	2014
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	3,468,679	5,455,368
Notional subset affected by total customer connections performance condition	135,404	69,072
	3,604,083	5,524,440
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	406,243	207,215
	4,010,326	5,731,655

The following table presents a summary of the activity related to our restricted stock units without market performance conditions.

	2015			2014
	Number of restricted stock units [1]		Weighted average grant-date	Number of restricted stock units [1]		Weighted average grant-date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	5,524,440	—	$35.04	3,833,297	—	$32.73
Vested	—	38,717	$34.20	—	18,759	$32.47
Issued
Initial award	1,844,161	—	$44.00	2,051,739	—	$38.90
In lieu of dividends	211,545	363	$41.98	214,316	391	$39.96
Vested	(3,810,514)	3,810,514	$33.44	(451,363)	451,363	$33.05
Settled in cash	—	(3,820,476)	$33.34	—	(431,796)	$33.11
Forfeited and cancelled	(165,549)	—	$38.19	(123,549)	—	$34.59
Outstanding, end of period
Non-vested	3,604,083	—	$41.42	5,524,440	—	$35.04
Vested	—	29,118	$40.00	—	38,717	$34.20

(1)         Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at December 31, 2015, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units [1]
2016	1,727,000	$41.07	217,904	1,944,904
2017	1,539,107	$45.58	120,072	1,659,179
	3,266,107		337,976	3,604,083

(1)   Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance element.

(d)         Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay (subsequent to December 31, 2015, the range was increased to between 1% and 20% of their pay); for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to make a contribution at a percentage between 20% and 40%. For the years ended December 31, 2015 and 2014, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

Years ended December 31 (millions)	2015	2014
Employee contributions	$105	$98
Employer contributions	38	36
	$143	$134

notes to consolidated financial statements

14           employee future benefits

We have a number of defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2015 and 2014, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total accrued benefit obligation. The plan contains a supplemental benefit account that may provide indexation up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan, which with certain limited exceptions ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months. The plan comprises less than one-tenth of our total accrued benefit obligation.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. These plans comprise less than 5% of our total accrued benefit obligation.

We have three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which expired December 31, 2015, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan, and we are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2015 and 2014, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employee participants.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

notes to consolidated financial statements

Defined contribution pension plans

We offer three defined contribution pension plans, which are contributory, and these are the pension plans that we sponsor that are available to our non-unionized and certain of our unionized employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of employee contributions greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory and, as at December 31, 2015 and 2014, non-funded, are comprised of a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

(a)         Defined benefit pension plans — funded status overview

Information concerning our defined benefit pension plans, in aggregate, is as follows:

As at December 31 (millions)	2015	2014
ACCRUED BENEFIT OBLIGATIONS:
Balance at beginning of year	$9,036	$7,910
Current service cost	126	106
Past service cost	11	1
Interest expense	349	371
Actuarial loss (gain) arising from:
Demographic assumptions	(69)	67
Financial assumptions	(418)	984
Benefits paid	(415)	(403)
Balance at end of year	8,620	9,036
PLAN ASSETS:
Fair value at beginning of year	8,480	7,974
Return on plan assets
Notional interest income on plan assets at discount rate	325	372
Actual return on plan assets greater than discount rate	139	429
Contributions
Employer contributions (d)	93	87
Employees’ contributions	25	27
Benefits paid	(415)	(403)
Administrative fees	(6)	(6)
Fair value at end of year	8,641	8,480
Effect of asset ceiling limit
Beginning of year	(42)	(59)
Change	(32)	17
End of year	(74)	(42)
Fair value of plan assets at end of year, net of asset ceiling limit	8,567	8,438
FUNDED STATUS — PLAN SURPLUS (DEFICIT)	$(53)	$(598)

The plan surplus (deficit) is reflected in the Consolidated statements of financial position as follows:

As at December 31 (millions)	Note	2015	2014
Funded status — plan surplus (deficit)
Pension benefit plans		$(53)	$(598)
Other benefit plans		(42)	(43)
		$(95)	$(641)
Presented in the Consolidated statements of financial position as:
Other long-term assets	25(a)	$356	$49
Other long-term liabilities	25(a)	(451)	(690)
		$(95)	$(641)

The measurement date used to determine the plan assets and accrued benefit obligations was December 31.

notes to consolidated financial statements

(b)         Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense (recovery) was as follows:

	2015				2014
Years ended December 31 (millions) Recognized in	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total
Current service cost	$101	$—	$—	$101	$79	$—	$—	$79
Past service costs	11	—	—	11	1	—	—	1
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	349	—	349	—	371	—	371
Return, including interest income, on plan assets [1]	—	(325)	(139)	(464)	—	(372)	(429)	(801)
Interest effect on asset ceiling limit	—	2	—	2	—	3	—	3
	—	26	(139)	(113)	—	2	(429)	(427)
Administrative fees	6	—	—	6	6	—	—	6
Re-measurements arising from:
Demographic assumptions	—	—	(69)	(69)	—	—	67	67
Financial assumptions	—	—	(418)	(418)	—	—	984	984
	—	—	(487)	(487)	—	—	1,051	1,051
Changes in the effect of limiting net defined benefit assets to the asset ceiling	—	—	30	30	—	—	(20)	(20)
	$118	$26	$(596)	$(452)	$86	$2	$602	$690

(1)         The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2015, are as follows:

Years ending December 31 (millions)
2016	$428
2017	439
2018	448
2019	455
2020	459
2021-2025	2,380

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

	2015				2014
As at December 31 (millions)	Accrued benefit obligations	Plan assets	Difference	PBSR solvency position [1]	Accrued benefit obligations	Plan assets	Difference	PBSR solvency position [1]
Pension plans that have plan assets in excess of accrued benefit obligations	$7,429	$7,785	$356	$459	$624	$673	$49	$134
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	1,001	782	(219)	(30)	8,109	7,765	(344)	(203)
Unfunded	190	—	(190)	N/A [2]	303	—	(303)	N/A [2]
	1,191	782	(409)	(30)	8,412	7,765	(647)	(203)
	$8,620	$8,567	$(53)	$429	$9,036	$8,438	$(598)	$(69)
Accrued benefit obligations owed to:
Active members	$2,271				$2,562
Deferred members	513				579
Pensioners	5,836				5,895
	$8,620				$9,036

notes to consolidated financial statements

(1)         The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (d)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (d)); as a result, the PBSR solvency positions in this table as at December 31, 2015 and 2014, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2014, was a net deficit of $426.

Interim estimated solvency ratios as at December 31, 2015, ranged from 96% to 110% (2014 – updated estimate is 91% to 103%; interim estimate was 89% to 98%) and the estimated three-year average solvency ratios, adjusted as required by the Pension Benefits Standards Regulations, 1985, ranged from 97% to 108% (2014 – updated estimate is 91% to 102%; interim estimate was 91% to 101%).

The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses) to measure the solvency assets. Although the accrued benefit obligations and the solvency liabilities are calculated similarly, the assumptions used for each differ, primarily in respect of retirement ages and discount rates, and the solvency liabilities, due to the required assumption about each plan being terminated on the valuation date, do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the accrued benefit obligations, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 3.00% (2014 – 2.40%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $107 decrease in the PBSR solvency position as at December 31, 2015 (2014 – $300); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

(2)         PBSR solvency position calculations are not required for the three pension plans arising from a pre-merger acquisition or for the non-registered, unfunded pension plans.

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2015	2014	2015	2014	2015	2014
Asset class
Equity securities
Canadian	$1,841	$2,205	$1,387	$1,758	$454	$447
Foreign	2,232	2,355	1,527	1,720	705	635
Debt securities
Issued by national, provincial or local governments	1,558	1,704	1,252	1,245	306	459
Corporate debt securities	1,353	904	—	—	1,353	904
Asset-backed securities	32	33	—	—	32	33
Commercial mortgages	691	497	—	—	691	497
Cash and cash equivalents	308	246	12	3	296	243
Real estate	626	536	14	17	612	519
	8,641	8,480	$4,192	$4,743	$4,449	$3,737
Effect of asset ceiling limit	(74)	(42)
	$8,567	$8,438

As at December 31, 2015, we administered pension benefit trusts that held Common Shares and debt of TELUS Corporation with fair values of approximately $NIL (2014 – $NIL) and $3 million (2014 – $8 million), respectively. As at December 31, 2015 and 2014, pension benefit trusts that we administered did not lease real estate to us.

(c)          Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the designated governing body. The SIPP guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIPP may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIPP. Internally managed funds are prohibited from increasing grandfathered investments in our notes to consolidated financial statements

securities; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors. Externally managed funds are permitted to invest in our securities, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIPP.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20% – 30% of total plan assets) of the plans’ investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of plan assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2015, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 14.0 years (2014 – 14.2 years) and of the other defined benefit plans was 7.3 years (2014 – 8.3 years). Compensation for liquidity issues that may have otherwise arisen from the mismatching of plan assets and benefit obligations is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

Asset allocations

Our defined benefit pension plans’ target asset allocations and actual asset allocations are as follows:

	Target allocation	Percentage of plan assets at end of year
Years ended December 31	2016	2015	2014
Equity securities	20-50%	47%	54%
Debt securities	40-75%	46%	40%
Real estate	5-25%	7%	6%
Other	0-4%	—	—
		100%	100%

(d)         Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation for funding purposes utilizing the average solvency ratios, our funding may include the provision of letters of credit. As at December 31, 2015, undrawn letters of credit in the amount of $161 million (2014 – $133 million) secured certain obligations of the defined benefit pension plans.

Our best estimate of fiscal 2016 employer contributions to our defined benefit plans is approximately $57 million for defined benefit pension plans. This estimate is based upon the mid-year 2015 annual funding reports that were prepared by actuaries using December 31, 2014, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2016.

notes to consolidated financial statements

(e)          Assumptions

As referred to in Note 1(b), management is required to make significant estimates about certain actuarial and economic assumptions that are used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2015 and 2014, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s accrued benefit obligations, is based upon the yield on long-term, high-quality fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring our accrued benefit obligations are as follows:

	2015	2014
Discount rate used to determine:
Net benefit costs for the year ended December 31	3.90%	4.75%
Accrued benefit obligations as at December 31	4.00%	3.90%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%
Accrued benefit obligations as at December 31	3.00%	3.00%

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

	2015		2014
Years ended, or as at, December 31 Increase (decrease) (in millions)	Change in obligations	Change in expense	Change in obligations	Change in expense
Sensitivity of key demographic assumptions to an increase of one year [1] in life expectancy	$214	$11	$230	$11
Sensitivity of key financial assumptions to a hypothetical decrease of 25 basis points [1] in:
Discount rate	$302	$17	$328	$18
Rate of future increases in compensation	$(26)	$(3)	$(28)	$(3)

(1)         These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(f)           Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2015	2014
Union pension plan and public service pension plan contributions	$28	$27
Other defined contribution pension plans	62	57
	$90	$84

We expect that our 2016 union pension plan and public service pension plan contributions will be approximately $91 million.

(g)         Other defined benefit plans

For the year ended December 31, 2015, other defined benefit current service cost was $NIL (2014 – $1 million), financing cost was $1 million (2014 – $1 million) and other re-measurements recorded in other comprehensive income were $(1) million (2014 – $NIL). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2015, are $2 million annually for 2016-2020 and $8 million for the five-year period 2021-2025.

15   restructuring and other costs

(a)         Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses or settlements, in other costs.

notes to consolidated financial statements

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income as set out in the following table:

Years ended December 31 (millions)	2015	2014
Goods and services purchased	$70	$21
Employee benefits expense	156	54
	$226	$75

(b)         Restructuring provisions

Employee related provisions and other provisions, as presented in Note 20, include amounts in respect of restructuring activities. In 2015, restructuring activities included ongoing and incremental efficiency initiatives including personnel-related costs largely from the reduction of 1,500 full-time positions announced in November 2015 and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

	2015			2014
Years ended December 31 (millions)	Employee related [1]	Other [1]	Total [1]	Employee related [1]	Other [1]	Total [1]
Restructuring costs
Additions	$160	$74	$234	$54	$22	$76
Reversal	(4)	(4)	(8)	—	(1)	(1)
Expense	156	70	226	54	21	75
Use	(81)	(41)	(122)	(48)	(26)	(74)
Expenses greater (less) than disbursements	75	29	104	6	(5)	1
Restructuring provisions
Balance, beginning of period	41	28	69	35	33	68
Balance, end of period	$116	$57	$173	$41	$28	$69

(1)         The transactions and balances in this column, excluding share-based compensation amounts, are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

16   property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Other	Land	Assets under construction	Total
At cost
As at January 1, 2014	$25,119	$2,713	$1,146	$55	$432	$29,465
Additions [1]	750	23	43	—	1,274	2,090
Additions arising from business acquisitions (Note 17(d))	—	—	1	—	—	1
Dispositions, retirements and other	(463)	(52)	(103)	—	—	(618)
Assets under construction put into service	1,009	117	76	—	(1,202)	—
As at December 31, 2014	26,415	2,801	1,163	55	504	30,938
Additions [1]	732	24	93	—	1,252	2,101
Dispositions, retirements and other	(1,098)	(106)	(209)	—	—	(1,413)
Assets under construction put into service	1,142	128	73	—	(1,343)	—
As at December 31, 2015	$27,191	$2,847	$1,120	$55	$413	$31,626
Accumulated depreciation
As at January 1, 2014	$18,478	$1,734	$825	$—	$—	$21,037
Depreciation	1,192	126	105	—	—	1,423
Dispositions, retirements and other	(468)	(52)	(125)	—	—	(645)
As at December 31, 2014	19,202	1,808	805	—	—	21,815
Depreciation	1,268	95	112	—	—	1,475
Dispositions, retirements and other	(1,119)	(93)	(188)	—	—	(1,400)
As at December 31, 2015	$19,351	$1,810	$729	$—	$—	$21,890
Net book value
As at December 31, 2014	$7,213	$993	$358	$55	$504	$9,123
As at December 31, 2015	$7,840	$1,037	$391	$55	$413	$9,736

(1)         For the year ended December 31, 2015, additions include $65 (2014 – $172) in respect of asset retirement obligations (see Note 20).

The gross carrying value of fully depreciated property, plant and equipment that was still in use as at December 31, 2015, was $3.0 billion (2014 – $2.9 billion). As at December 31, 2015, our contractual commitments for the acquisition of property, plant and equipment were $326 million over a period ending December 31, 2017 (2014 – $321 million over a period ending December 31, 2015).

notes to consolidated financial statements

17          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1]	Total intangible assets and goodwill
At cost
As at January 1, 2014	$245	$217	$3,207	$84	$189	$3,942	$5,168	$9,110	$4,101	$13,211
Additions	—	—	11	3	427	441	1,171	1,612	—	1,612
Additions arising from business acquisitions (d)	—	12	4	—	—	16	51	67	20	87
Dispositions, retirements and other (including capitalized interest)	—	(1)	(207)	(7)	—	(215)	—	(215)	—	(215)
Assets under construction put into service	—	—	391	3	(394)	—	—	—	—	—
As at December 31, 2014	245	228	3,406	83	222	4,184	6,390	10,574	4,121	14,695
Additions	—	—	19	4	508	531	2,048	2,579	—	2,579
Additions arising from business acquisitions (d)	—	—	2	—	—	2	—	2	4	6
Dispositions, retirements and other (including capitalized interest)	—	—	(140)	3	—	(137)	42	(95)	—	(95)
Assets under construction put into service	—	—	514	—	(514)	—	—	—	—	—
As at December 31, 2015	$245	$228	$3,801	$90	$216	$4,580	$8,480	$13,060	$4,125	$17,185
Accumulated amortization
As at January 1, 2014	$84	$111	$2,335	$49	$—	$2,579	$—	$2,579	$364	$2,943
Amortization	14	28	363	6	—	411	—	411	—	411
Dispositions, retirements and other	—	—	(208)	(5)	—	(213)	—	(213)	—	(213)
As at December 31, 2014	98	139	2,490	50	—	2,777	—	2,777	364	3,141
Amortization	14	29	387	4	—	434	—	434	—	434
Dispositions, retirements and other	—	—	(138)	2	—	(136)	—	(136)	—	(136)
As at December 31, 2015	$112	$168	$2,739	$56	$—	$3,075	$—	$3,075	$364	$3,439
Net book value
As at December 31, 2014	$147	$89	$916	$33	$222	$1,407	$6,390	$7,797	$3,757	$11,554
As at December 31, 2015	$133	$60	$1,062	$34	$216	$1,505	$8,480	$9,985	$3,761	$13,746

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

The gross carrying value of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2015, was $736 million (2014 — $706 million). As at December 31, 2015, our contractual commitments for the acquisition of intangible assets were $55 million over a period ending December 31, 2018 (2014 — $89 million over a period ending December 31, 2018).

The Department of Innovation, Science and Economic Development (formerly Industry Canada)’s AWS-3 spectrum auction occurred during the notes to consolidated financial statements

three-month period ended March 31, 2015; we were the successful auction participant on 15 spectrum licences with a purchase price of $1.5 billion. The Department’s 2500 MHz spectrum auction occurred during the three-month period ended June 30, 2015; we were the successful auction participant on 122 spectrum licences with a purchase price of $479 million. Previously, the Department’s 700 MHz spectrum auction occurred during the three-month period ended March 31, 2014; we were the successful auction participant on 30 spectrum licences with a purchase price of $1.14 billion.

(b)         Intangible assets with indefinite lives — spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by the Canadian Department of Innovation, Science and Economic Development. The spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these significant factors, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

(c)          Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and, as referred to in Note 1(b), this test represents a significant estimate for us as well as requiring significant judgments to be made.

The carrying values of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2015	2014	2015	2014	2015	2014
Wireless	$8,480	$6,390	$2,646	$2,646	$11,126	$9,036
Wireline	—	—	1,115	1,111	1,115	1,111
	$8,480	$6,390	$3,761	$3,757	$12,241	$10,147

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future.

We validate our value in use calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market values.

Key assumptions

The value in use calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures supporting both wireless and wireline operations); associated economic risk assumptions and estimates of achieving key operating metrics and drivers; estimates of generational infrastructure future capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates. In the normal course, we make changes to key assumptions to reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The cash flow projection key assumptions are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2015 annual test purposes, at a consolidated pre-tax notional rate of 9.11% (2014 — 9.07%). For impairment testing valuations, the cash flows subsequent to the three-year projection period are extrapolated, for December 2015 annual test purposes, using perpetual growth rates of 1.75% (2014 — 1.75%) for the wireless cash-generating unit and 0.50% (2014 — 0.50%) for the wireline cash-generating unit; these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimates of key assumptions and associated notes to consolidated financial statements

cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2015 annual test, a component of which was hypothetical changes in the future weighted average cost of capital. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; under this scenario, we would be able to recover the carrying values of our intangible assets with indefinite lives and goodwill for the foreseeable future.

(d)         Business acquisitions

During the years ended December 31, 2015 and 2014, we acquired 100% ownership of multiple businesses complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low levels of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic presence of the acquired businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes. The acquisition-date fair values assigned to assets acquired and liabilities assumed in the individually immaterial acquisitions are also individually immaterial. Any differences between the results of operations currently presented and the pro forma operating revenues, net income and basic and diluted net income per Common Share amounts reflecting the results of operations as if the business acquisitions had been completed at the beginning of the fiscal year are immaterial (as are the post-acquisition operating revenues and net income of the acquired businesses for the year ended December 31, 2015).

18           real estate joint ventures

(a)         General

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our new global headquarters. The new-build office tower was built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in the first half of 2016, is being built to the LEED Gold standard.

In 2013, we partnered, as equals, with two arm’s-length parties (one of which is also our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2018, is to be built to the LEED Platinum standard.

notes to consolidated financial statements

(b)         Real estate joint ventures — summarized financial information

As at December 31 (millions)	2015	2014
ASSETS
Current assets
Cash and temporary investments, net	$20	$11
Escrowed deposits for tenant inducements and liens	20	—
Sales contract deposits held by arm’s-length trustee	6	30
Other	21	7
Property under development — residential condominiums (subject to sales contracts)	179	—
	246	48
Non-current assets
Property under development
Residential condominiums (subject to sales contracts)	—	106
Investment property	73	228
Investment property	238	—
	311	334
	$557	$382
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$46	$7
Sales contract deposits
Payable	55	—
Held by arm’s-length trustee	6	—
Current portion of senior secured 3.4% bonds due July 2025	4	—
Construction credit facilities	96	—
Construction holdback liabilities	10	—
Other financial liability [1]	18	—
	235	7
Non-current liabilities
Sales contract deposits
Payable	—	36
Held by arm’s-length trustee	—	30
Construction credit facilities	9	204
Construction holdback liabilities	—	10
Other	4	—
Senior secured 3.4% bonds due July 2025	217	—
Other financial liability [1]	—	18
	230	298
Liabilities	465	305
Owners’ equity
TELUS [2]	36	32
Other partners	56	45
	92	77
	$557	$382

(1)         Other financial liability is due to us; such amount is non-interest bearing, is secured by an $18 mortgage on the TELUS Garden residential condominium tower, is payable in cash and is due subsequent to repayment of the residential condominium tower construction credit facility.

(2)         The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed.

Years ended December 31 (millions)	2015	2014
Revenue from investment property	$17	$—
Depreciation and amortization	$7	$—
Interest expense [1]	$7	$—
Net income (loss) and comprehensive income (loss)	$(4)	$—

(1)         During the year ended December 31, 2015, the real estate joint ventures capitalized $5 (2014 — $5) of financing costs.

notes to consolidated financial statements

(c)          Our transactions with the real estate joint ventures

Our investment-related transactions with the real estate joint ventures are as set out in the following table.

	2015			2014
Years ended December 31 (millions)	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$(2)	$(2)	$—	$—	$—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Our real estate contributed	—	—	—	—	7	7
Deferral of gain on our remaining interest in real estate contributed	—	—	—	—	(2)	(2)
Construction credit facilities financing costs charged by us and other (Note 6)	3	—	3	3	—	3
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	44	—	44	51	—	51
Amounts repaid	(95)	—	(95)	—	—	—
Financing costs paid to us	(3)	—	(3)	(3)	—	(3)
Funds we advanced or contributed, excluding construction credit facilities	—	6	6	—	6	6
Cash payment arising from joint venture capital account rebalancing	—	—	—	—	(1)	(1)
Net increase (decrease)	(51)	4	(47)	51	10	61
Accounts with real estate joint ventures
Balance, beginning of period	120	21	141	69	11	80
Balance, end of period	$69	$25	$94	$120	$21	$141
Accounts with real estate joint ventures
Current assets	$66	$—	$66	$—	$—	$—
Non-current assets	3	25	28	120	21	141
	$69	$25	$94	$120	$21	$141

(1)         Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)) and an $18 mortgage on the TELUS Garden residential condominium tower.

(2)         We account for our interests in the real estate joint ventures using the equity method of accounting.

During the year ended December 31, 2015, the TELUS Garden real estate joint venture recognized $6 million (2014 — $NIL) of revenue from our TELUS Garden office tenancy; of this amount, one-half is due to our economic interest in the real estate joint venture and one-half is due to our partner’s economic interest in the real estate joint venture.

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a total of approximately $470 million on the construction of an office tower and a residential condominium tower. As at December 31, 2015, the real estate joint venture’s construction-related contractual commitments were approximately $38 million through to 2016 (2014 — $100 million through to 2016).

The TELUS Sky real estate joint venture is expected to spend a total of approximately $400 million on the construction of a mixed-use tower. As at December 31, 2015, the real estate joint venture’s construction-related contractual commitments were approximately $124 million through to 2018 (2014 — $4 million through to 2018).

Operating leases

During the year ended December 31, 2015, we entered into a 20-year operating lease for office space in the TELUS Sky real estate joint venture. Future minimum lease payments in respect of our office space operating leases at TELUS Garden and TELUS Sky are set out in Note 23(a).

Construction credit facilities

The TELUS Garden real estate joint venture has a credit agreement with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide $136 million (2014 — $374 million) of construction financing for the residential project; subsequent to December 31, 2015, the credit agreement was extended to July 31, 2016. The notes to consolidated financial statements

TELUS Sky real estate joint venture has a credit agreement with three Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender) to provide $342 million of construction financing for the project.

The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at December 31 (millions)	Note	2015	2014
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(c)	$131	$85
Advances		51	102
		182	187
Construction credit facilities commitment — other		296	187
		$478	$374

Other — TELUS Garden

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the TELUS Garden real estate joint venture’s construction credit facility carrying costs, cost overruns and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture. As at December 31, 2015, we had no liability recorded in respect of TELUS Garden real estate joint venture obligations and guarantees.

Other — TELUS Sky

We have guaranteed the payment of 33-1/3% of the TELUS Sky real estate joint venture’s construction credit facility carrying costs, cost overruns and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because either of the arm’s-length co-owners have not paid their pro rata share of project costs, then we have recourse options available, including against such arm’s-length co-owner’s interest in the real estate joint venture. As at December 31, 2015, we had no liability recorded in respect of TELUS Sky real estate joint venture obligations and guarantees.

19           short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 1(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (2014 — $500 million). This revolving-period securitization agreement was renewed in 2014, its current term ends December 31, 2016, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain at least a BB (2014 — BB) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2015, we had sold to the trust (but continued to recognize) trade receivables of $124 million (2014 — $113 million). Short-term borrowings of $100 million (2014 — $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

notes to consolidated financial statements

20                                  provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at January 1, 2014	$155	$49	$125	$329
Additions	8	54	79	141
Use	(6)	(62)	(96)	(164)
Reversal	(8)	—	(2)	(10)
Interest effect [1]	171	—	1	172
As at December 31, 2014	320	41	107	468
Additions [2]	5	153	85	243
Use	(9)	(81)	(45)	(135)
Reversal	(10)	(4)	(4)	(18)
Interest effect [1]	71	—	1	72
As at December 31, 2015	$377	$109	$144	$630
Current	$21	$41	$64	$126
Non-current	299	—	43	342
As at December 31, 2014	$320	$41	$107	$468
Current	$19	$109	$69	$197
Non-current	358	—	75	433
As at December 31, 2015	$377	$109	$144	$630

(1)         The difference of $60 (2014 — $164) between the interest effect in this table and the amount disclosed in Note 8 is in respect of the change in the discount rates applicable to the provision, such difference being included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 16.

(2)         For the year ended December 31, 2015, employee related additions are net of share-based compensation of $7.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes: legal claims; non-employee related restructuring activities (as discussed further in Note 15); and written put options, contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 23, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contingent consideration, written put options in respect of non-controlling interests, contract termination costs and onerous contracts acquired. No cash outflows for the written put options occurred prior to their initial exercisability in December 2015. In respect of contract termination costs and onerous contracts acquired, cash outflows are expected to occur through mid-2018.

notes to consolidated financial statements

21                                  long-term debt

(a)         Details of long-term debt

As at December 31 (millions)	Note	2015	2014
TELUS Corporation notes	(b)	$11,164	$8,437
TELUS Corporation commercial paper	(c)	256	130
TELUS Communications Inc. debentures	(e)	618	743
Long-term debt		$12,038	$9,310
Current		$856	$255
Non-current		11,182	9,055
Long-term debt		$12,038	$9,310

(b)         TELUS Corporation notes

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

				Principal face amount				Redemption present value spread
						Outstanding at
Series [1]	Issued	Maturity	Issue price	Originally issued		financial statement date		Basis points	Cessation date
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million		$700 million		24 [2]	N/A
5.05% Notes, Series CG 3	December 2009	December 2019	$994.19	$1.0 billion		$1.0 billion		45.5 [2]	N/A
5.05% Notes, Series CH 3	July 2010	July 2020	$997.44	$1.0 billion		$1.0 billion		47 [2]	N/A
3.65% Notes, Series CI 3	May 2011	May 2016	$996.29	$600 million		$600 million		29.5 [2]	N/A
3.35% Notes, Series CJ 3	December 2012	March 2023	$998.83	$500 million		$500 million		40 [4]	Dec. 15, 2022
3.35% Notes, Series CK 3	April 2013	April 2024	$994.35	$1.1 billion		$1.1 billion		36 [4]	Jan. 2, 2024
4.40% Notes, Series CL 3	April 2013	April 2043	$997.68	$600 million		$600 million		47 [4]	Oct. 1, 2042
3.60% Notes, Series CM 3	November 2013	January 2021	$997.15	$400 million		$400 million		35 [2]	N/A
5.15% Notes, Series CN 3	November 2013	November 2043	$995.00	$400 million		$400 million		50 [4]	May 26, 2043
3.20% Notes, Series CO 3	April 2014	April 2021	$997.39	$500 million		$500 million		30 [4]	Mar. 5, 2021
4.85% Notes, Series CP 3	Multiple [5]	April 2044	$987.91[5]	$500 million	[5]	$900 million	[5]	46 [4]	Oct. 5, 2043
3.75% Notes, Series CQ 3	September 2014	January 2025	$997.75	$800 million		$800 million		38.5 [4]	Oct. 17, 2024
4.75% Notes, Series CR 3	September 2014	January 2045	$992.91	$400 million		$400 million		51.5 [4]	July 17, 2044
1.50% Notes, Series CS 3	March 2015	March 2018	$999.62	$250 million		$250 million		N/A 6	N/A
2.35% Notes, Series CT 3	March 2015	March 2022	$997.31	$1.0 billion		$1.0 billion		35.5 [4]	Feb. 28, 2022
4.40% Notes, Series CU 3	March 2015	January 2046	$999.72	$500 million		$500 million		60.5 [4]	July 29, 2045
3.75% Notes, Series CV 3	December 2015	March 2026	$992.14	$600 million		$600 million		53.5 [4]	Dec. 10, 2025

(1)          Interest is payable semi-annually.

(2)          The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(3)          This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(4)          At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT and Series CU notes where it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amount thereof.

(5)          $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38.

(6)          The notes are not redeemable at our option, other than in the event of certain changes in tax laws.

notes to consolidated financial statements

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (2014 — $1.2 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2015, we had $256 million of commercial paper outstanding, all of which was denominated in U.S. dollars (U.S.$185 million), with an effective weighted average interest rate of 0.65%, maturing in March 2016.

(d)         TELUS Corporation credit facility

As at December 31, 2015, TELUS Corporation had an unsecured, revolving $2.25 billion bank credit facility, expiring on May 31, 2019, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2015	2014
Net available	$1,994	$2,120
Backstop of commercial paper	256	130
Gross available	$2,250	$2,250

We had $202 million of letters of credit outstanding as at December 31, 2015 (2014 — $164 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. In addition, we had arranged incremental letters of credit totalling $198 million that allowed us to participate in the AWS-3 auction and 2500 MHz auction, which were held in March 2015 and in April-May 2015, respectively (see Note 17). Concurrent with funding the purchase of the spectrum licences these incremental letters of credit were extinguished.

(e)          TELUS Communications Inc. debentures

The Series 2, 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

				Principal face amount		Redemption present value spread
					Outstanding at
			Issue	Originally	financial
Series [1]	Issued	Maturity	price	issued	statement date	Basis points
11.90% Debentures, Series 2	November 1990	November 2015	$998.50	$125 million	$ NIL	N/A (non-redeemable)
10.65% Debentures, Series 3	June 1991	June 2021	$998.00	$175 million	$175 million	N/A (non-redeemable)
9.65% Debentures, Series 5 [2]	April 1992	April 2022	$972.00	$150 million	$249 million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200 million	$200 million	15 [3]

(1)          Interest is payable semi-annually.

(2)          Series 4 debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four-year period from 1996 to 1999 for Series 5 debentures; $99 million of Series 4 debentures were exchanged for Series 5 debentures.

(3)          At any time prior to the maturity date set out in the table, the debentures are redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative notes to consolidated financial statements

pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2015, for each of the next five fiscal years are as follows:

		U.S. dollars
Long-term debt denominated in	Cdn. dollars		Derivative liability
Years ending December 31 (millions)	Debt	Debt	(Receive) [1]	Pay	Total	Total
2016	$600	$256	$(256)	$242	$242	$842
2017	700	—	—	—	—	700
2018	250	—	—	—	—	250
2019	1,000	—	—	—	—	1,000
2020	1,000	—	—	—	—	1,000
Thereafter	8,324	—	—	—	—	8,324
Future cash outflows in respect of long-term debt principal repayments	11,874	256	(256)	242	242	12,116
Future cash outflows in respect of associated interest and like carrying costs [2]	6,014	—	—	—	—	6,014
Undiscounted contractual maturities (Note 4(c))	$17,888	$256	$(256)	$242	$242	$18,130

(1)         Where applicable, principal-related cash flows reflect foreign exchange rates at December 31, 2015.

(2)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2015.

22                                  Common Share capital

(a)         General

Our authorized share capital is as follows:

As at December 31	2015	2014
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2015, approximately 48 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(b)).

(b)         Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the years ended December 31, 2015 and 2014, we purchased for cancellation our Common Shares, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, as set out in the following table.

	2015		2014
Years ended December 31 (millions)	Common Shares	Cost	Common Shares	Cost
Normal course issuer bid period:
January 1, 2014 — December 31, 2014 (bid maximum reached on September 23, 2014)	—	$—	13	$500
October 1, 2014 — September 30, 2015 (bid maximum reached on September 14, 2015)	9	385	3	115
September 15, 2015 — September 14, 2016 [1]	7	250	—	—
	16	$635	16	$615

(1)         On September 11, 2015, we announced that we had received approval for a normal course issuer bid to purchase and cancel up to 16 million of our Common Shares (up to a maximum amount of $500) from September 15, 2015, to September 14, 2016. Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at times when we would not notes to consolidated financial statements

be permitted to trade in our own Common Shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

In respect of our 2016 normal course issuer bid, during the month ended January 31, 2016, 1 million of our Common Shares were purchased by way of the automatic share purchase plan at a cost of $39.

The excess of the purchase price over the average stated value of Common Shares purchased for cancellation is charged to retained earnings. We cease to consider Common Shares outstanding on the date of our purchase of the Common Shares, although the actual cancellation of the Common Shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

23          commitments and contingent liabilities

(a)         Leases

We occupy leased premises in various locations and have land, buildings and equipment under operating leases. As referred to in Note 15, we have consolidated administrative real estate and, in some instances, this has resulted in subletting land and buildings. The future minimum lease payments under operating leases are as follows:

	2015			2014
As at December 31 (millions) Years ending	Operating leases with arm’s-length lessors [1]	Operating leases with related party lessors [2]	Total	Operating leases with arm’s-length lessors[1]	Operating lease with related party lessor [2]	Total
1 year hence	$206	$6	$212	$214	$5	$219
2 years hence	177	6	183	191	6	197
3 years hence	157	12	169	159	6	165
4 years hence	132	12	144	138	6	144
5 years hence	112	13	125	116	6	122
Thereafter	624	228	852	640	110	750
	$1,408	$277	$1,685	$1,458	$139	$1,597

(1)         Immaterial amounts for minimum lease receipts from sublet land and buildings have been netted against the minimum lease payments in this table. Minimum lease payments exclude occupancy costs and thus will differ from future amounts reported for operating lease expenses. As at December 31, 2015, commitments under operating leases for occupancy costs totalled $907 (2014 — $873).

(2)         As set out in Note 18(d), we have entered into leases with the real estate joint ventures. This table includes 100% of the minimum lease payment amounts due under the leases (2014 — TELUS Garden lease only); of the total, $116 (2014 — $70) is due to our economic interests in the real estate joint ventures and $159 (2014 — $69) is due to our partners’ economic interests in the real estate joint ventures. No amount related to the TELUS Sky lease letter of intent has been included in the December 31, 2014, amounts in this table.

Of the total amount above as at December 31, 2015:

•                  Approximately 37% (2014 — 36%) of this amount was in respect of our five largest leases, all of which were for office premises over various terms, with expiry dates ranging from 2024 to 2036 (2014 — ranging from 2024 to 2034); the weighted average term of these leases is approximately 15 years (2014 — 14 years).

•                  Approximately 29% (2014 — 28%) of this amount was in respect of wireless site leases; the weighted average term of these leases is approximately 17 years (2014 — 16 years).

See Note 2 for significant changes to IFRS-IASB that are not yet effective and have not yet been applied, but will significantly affect the timing of the recognition of operating lease expenses, their recognition in the Consolidated statement of financial position, as well as their classification in the Consolidated statement of income and other comprehensive income and the Consolidated statement of cash flows.

(b)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

See Note 18(d) for details regarding our guarantees to the real estate joint ventures.

As at December 31, 2015, we had no liability recorded in respect of indemnification obligations.

notes to consolidated financial statements

(c)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items. As referred to in Note 1(b), this is a significant judgment for us.

Certified class actions

Certified class actions against us include:

•                  A 2004 class action brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this certification decision have now been exhausted.

•                  A 2008 class action brought in Ontario which alleged breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. In November 2014, an Ontario class was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of this decision have now been exhausted.

•                  A 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against TELUS in the 2008 class action. We had appealed that judgment, but have now settled both the 2008 and 2012 class actions. This settlement is subject to court approval.

•                  A 2005 class action brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that a reliable estimate of any such exposure cannot be made considering the continued uncertainty about the causes of action.

Uncertified class actions

Uncertified class actions against us include:

•                  A 2005 class action brought against us in Alberta alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. This is a companion class action to the certified 2005 British Columbia claim reference above;

•                  A 2008 class action brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired as of 2009;

•                  A 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects;

notes to consolidated financial statements

•                  A 2015 class action brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, creates a nuisance, and constitutes an abuse of right pursuant to Quebec laws;

•                  Class actions brought in 2014 against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations;

•                  A number of class actions against Canadian telecommunications carriers alleging various causes of action in connection with the collection of system access fees, including:

•                  Companion class actions to the certified 2004 Saskatchewan class action, filed in eight of the nine other Canadian provinces, the status of which is as follows:

•                  British Columbia — dismissed;

•                  Alberta — an application for an order that this claim has expired was dismissed in July 2015 but is under appeal;

•                  Manitoba — stayed, but the stay is under appeal;

•                  Ontario — an application to dismiss is pending;

•                  Quebec, New Brunswick and Newfoundland and Labrador — dormant; and

•                  Nova Scotia — an application by other defendants to stay the class action was initially unsuccessful, but on April 9, 2015, the Nova Scotia Court of Appeal ordered that the claim be permanently and unconditionally stayed against those defendants. The plaintiff has sought leave to appeal this decision to the Supreme Court of Canada;

•                  A second class action filed in 2009 in Saskatchewan by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action, following the enactment of opt-out class action legislation in that province. This claim makes substantially the same allegations as the certified 2004 Saskatchewan class action, and was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s separate applications to appeal and lift the stay were denied in 2013;

•                  A class action filed in 2011 in British Columbia alleging misrepresentation and unjust enrichment. On June 5, 2014, the B.C. Supreme Court dismissed the plaintiff’s application for certification of this class action. The plaintiff’s appeal of that decision was dismissed on June 9, 2015. The plaintiff has sought leave to appeal this decision to the Supreme Court of Canada; and

•                  A class action filed in 2013 in Alberta by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action. This class action appears to be a nullity, and plaintiff’s counsel filed a replacement class action in 2014. On March 10, 2015, the Alberta Court of Queen’s Bench stayed the 2014 class action on an interim basis. On October 7, 2015, the Alberta Court of Appeal allowed an appeal of this decision and stayed the 2014 class action on a permanent basis.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made for the majority of these class actions considering continued uncertainty relating to the causes of action that may ultimately be pursued by the plaintiffs and certified by the courts and the nature of the damages that will be sought by the plaintiffs.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. The potential for liability and magnitude of potential loss cannot be readily determined at this time.

(d)         Concentration of labour

In 2015, we commenced collective bargaining with the Telecommunications Workers Union, United Steel Workers Local Union 1944, to renew a collective agreement that expired on December 31, 2015; the expired contract covered approximately 40% of our Canadian workforce as at December 31, 2015.

notes to consolidated financial statements

24          related party transactions

(a)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2015	2014
Short-term benefits	$13	$11
Post-employment pension [1] and other benefits	14	4
Termination benefits	8	—
Share-based compensation [2]	30	30
	$65	$45

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the year ended December 31, 2015, share-based compensation is net of $1 (2014 — $6) of the effects of derivatives used to manage share-based compensation costs (Note 13(c)). For the year ended December 31, 2015, $(6) (2014 — $5) is included in share-based compensation representing restricted stock unit and deferred share unit expense arising from changes in the fair market value of the corresponding Common Shares, which is not affected by derivatives used to manage share-based compensation costs. For the year ended December 31, 2015, share-based compensation of $7 was included in restructuring costs (Note 15).

As disclosed in Note 13, we made awards of share-based compensation in 2015 and 2014. In respect of our key management personnel, for the year ended December 31, 2015, the total grant-date fair value of restricted stock units awarded was $30 million (2014 — $22 million). As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the 2015 and 2014 awards are included in the amounts in the table above.

During the year ended December 31, 2015, key management personnel (including retirees) exercised 98,702 share options (2014 — 245,320 share options) that had an intrinsic value of $2 million (2014 — $5 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $42.04 (2014 — $40.54).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2015	2014
Restricted stock units	$21	$50
Deferred share units [1]	29	31
	$50	$81

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2015, $3 (2014 — $7) was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18—24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, the Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)         Transactions with defined benefit pension plans

During the year ended December 31, 2015, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $7 million (2014 — $5 million).

(c)          Transactions with real estate joint ventures

During the years ended December 31, 2015 and 2014, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18 and Note 23(a).

notes to consolidated financial statements

25          additional financial information

(a)         Statements of financial position

As at December 31 (millions)	Note	2015	2014
Accounts receivable
Customer accounts receivable	4(b)	$1,199	$1,214
Accrued receivables — customer		128	120
Allowance for doubtful accounts	4(b)	(52)	(44)
		1,275	1,290
Accrued receivables — other		153	193
		$1,428	$1,483
Inventories [1]
Wireless handsets, parts and accessories		$319	$284
Other		41	36
		$360	$320
Other long-term assets
Pension assets	14(a)	$356	$49
Investments		69	49
Real estate joint ventures	18(c)	25	21
Real estate joint venture advances	18(c)	3	120
Other		140	115
		$593	$354
Accounts payable and accrued liabilities
Accrued liabilities		$843	$857
Payroll and other employee related liabilities		410	399
Restricted stock units liability		58	122
		1,311	1,378
Trade accounts payable		476	458
Interest payable		134	105
Other		69	78
		$1,990	$2,019
Advance billings and customer deposits
Advance billings		$706	$686
Regulatory deferral accounts		16	17
Deferred customer activation and connection fees		19	21
Customer deposits		19	29
		$760	$753
Other long-term liabilities
Pension and other post-retirement liabilities	14(a)	$451	$690
Other		150	128
Restricted stock units and deferred share units liabilities		57	60
		658	878
Regulatory deferral accounts		—	16
Deferred customer activation and connection fees		30	37
		$688	$931

(1)         Cost of goods sold for the year ended December 31, 2015, was $1,806 (2014 — $1,621).

(b)         Statements of cash flows

Years ended December 31 (millions)	Note	2015	2014
Net change in non-cash operating working capital
Accounts receivable		$55	$(20)
Inventories		(40)	3
Prepaid expenses		(22)	(31)
Accounts payable and accrued liabilities		(60)	173
Income and other taxes receivable and payable, net		202	(165)
Advance billings and customer deposits		7	20
Provisions		72	(44)
		$214	$(64)

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2015	2014
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	16	$(2,046)	$(1,918)
Intangible assets	17(a)	(531)	(441)
		(2,577)	(2,359)
Asset retirement obligations included in additions		(65)	(172)
		(2,642)	(2,531)
Non-cash items included above
Change in associated non-cash investing working capital		60	(6)
Non-cash change in asset retirement obligation		60	164
		120	158
		$(2,522)	$(2,373)
Cash payments for acquisitions and related investments
Acquisitions and related investments		$(6)	$(45)
Cash acquired		—	1
Change in associated non-cash investing working capital and non-current provisions		(4)	(5)
		$(10)	$(49)
Dividends paid to holders of Common Shares	12
Current period dividends
Declared		$(1,011)	$(935)
Of which was payable at end of period		263	244
		(748)	(691)
Dividends declared in a previous fiscal period, payable in current fiscal period		(244)	(222)
		$(992)	$(913)
Purchase of Common Shares for cancellation (excluding changes in liability for automatic share purchase plan)
Normal course issuer bid purchase of Common Shares		$(635)	$(615)
Change in associated non-cash financing working capital		7	3
		$(628)	$(612)
Long-term debt issued
TELUS Corporation commercial paper		$5,707	$4,046
TELUS Corporation credit facility		780	1,034
TELUS Corporation notes		2,732	2,193
		$9,219	$7,273
Redemptions and repayment of long-term debt
TELUS Corporation commercial paper		$(5,581)	$(3,916)
TELUS Corporation credit facility		(780)	(1,034)
TELUS Corporation notes		—	(500)
TELUS Communications Inc. debentures		(125)	—
		$(6,486)	$(5,450)
Interest paid
Amount paid in respect of interest expense		$(458)	$(399)
Amount paid in respect of long-term debt prepayment premium		—	(13)
		$(458)	$(412)